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Heidi Steele Attorney at Law hsteele@mwe.com +1 312 984 3624

June 9, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Levy Acquisition Corp.

Preliminary Proxy Statement on Schedule PREM 14A

Filed May 29, 2015

File No. 001-36197

Dear Ms. Parker:

On behalf of Levy Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated June 9, 2015 with respect to the Company’s Amended Preliminary Proxy Statement on Schedule M14A (File No. 001-36197), filed with the Commission on May 29, 2015 (the “ Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. We have also attached the proposed changes to the Proxy Statement to this letter for your convenience.

SEC Comment 1. We note your response to prior comment 3. Please provide additional information about the auction process for Del Taco. For example, disclose the number and type of other bidders, whether Levy’s bid was increased or restricted in response to other bids, and the reasons that Levy joined the auction process rather than seeking a different acquisition.

Response. In response to the Staff’s comment, the Company submits to the Staff the proposed changes to pages 134, 135 and 136 of the Proxy Statement attached to this letter.

SEC Comment 2. Please disclose in this section the relationships that Lawrence and Ari Levy have with Del Taco.

Response. In response to the Staff’s comment, the Company has added additional disclosure to the section “Certain Relationships and Related Transactions” and submits to the Staff the proposed change to page 267 of the Proxy Statement attached to this letter.

Please contact Heidi Steele at 312-984-3624 if you have any questions.

Sincerely,

/s/ Heidi Steele

Heidi Steele

U.S. practice conducted through McDermott Will & Emery LLP.

227 West Monroe Street Chicago Illinois 60606-5096 Telephone: +1 312 372 2000 Facsimile: +1 312 984 7700 www.mwe.com

charge to Michael R. Wallach (our Vice President of Acquisitions) at no additional charge. After deducting underwriting discounts and commissions and offering expenses, approximately $150,000,000 (or approximately $10.00 per unit sold in our IPO), including approximately $147,000,000 of the net proceeds of our IPO, $2,652,900 from the sale of the Private Placement Warrants and $347,100 paid by the underwriters to us as reimbursement for certain expenses incurred in connection with our IPO, was placed in a trust account with Continental Stock Transfer & Trust Company as trustee. The trust proceeds are invested in U.S. government treasury bills with a maturity of 180 days or less or money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations.

Except for a portion of the interest income that may be released to us to pay any income or franchise taxes, none of the funds held in the trust account will be released until the earlier of (x) the completion of our initial business combination and (y) the redemption of 100% of our public shares if we are unable to consummate a business combination within 21 months of our IPO (or 24 months if a letter of intent is signed within 21 months), subject to the requirements of law. After the payment of approximately $750,000 in expenses relating to our IPO, approximately $1,000,000 of the net proceeds of our IPO and private placement of the Private Placement Warrants was not deposited into the trust account and was retained by us for working capital purposes. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of December 31, 2014, there was $150,056,895 held in the trust account and $230,467 held outside the trust account available for working capital purposes. Through December 31, 2014, LAC had withdrawn $40,767.36 from interest earned on the trust proceeds to pay franchise taxes.

Prior to the consummation of our IPO, neither LAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with LAC.

After our IPO, our officers and directors commenced an active search for prospective businesses and assets to acquire in our initial business combination. During this search process, we reviewed more than 25 acquisition opportunities and entered into detailed discussions with at least seven possible target businesses (or their representatives). The majority of the possible target businesses with which LAC had detailed discussions were restaurant companies. The balance were either in the food manufacturing business, the hospitality industry, or the broader retail space. LAC’s decision to participate in the Del Taco auction process did not preclude LAC from exploring other potential transactions and LAC continued to evaluate other potential merger targets throughout Del Taco’s auction process. However, LAC did not agree to terms with any possible business targets other than Del Taco and LAC’s board was never asked to approve a business combination agreement with any other company. Consequently, at the time LAC’s Board of Directors approved the Merger with Del Taco, there was no alternative transaction considered by the Board. At that time, LAC’s management was in discussions with other business combination targets but had not reached any agreement on definitive terms and had no assurance as to when or if such an agreement on definitive terms could be reached.

After some preliminary conversations between our Chairman and Chief Executive Officer, Lawrence F. Levy, and representatives of Del Taco in June and July 2014, on August 14, 2014, a representative of Piper Jaffray, who, along with the Goldman Sachs Investment Banking Division (“GS IBD”) had been retained to run a sales process for Del Taco, called our President and Chief Investment Officer, Ari B. Levy, about the sales process for Del Taco. On August 25, 2014, LAC and Del Taco executed a confidentiality agreement. That same day, Messrs. L. Levy and A. Levy met the senior Del Taco management team at Del Taco’s headquarters in Lake Forest, California. At the meeting, Del Taco’s management team provided an initial presentation on the business and took Messrs. L. Levy and A. Levy to two stores. Following the meeting, LAC and its representatives received a Confidential Information Memorandum and other preliminary background materials on Del Taco. On August 27, Piper Jaffray representatives sent a letter to LAC soliciting non-binding proposals, which would be for Del Taco’s determination on which participants in the auction would be invited to conduct further due diligence. Preliminary proposals were due on September 16, 2014.

On or around September 2, 2014, Messrs. L. Levy and A. Levy spoke with representatives of Del Taco about pre-empting the Del Taco sales process. However, Del Taco was not willing to provide exclusivity and a representative of Del Taco encouraged Mr. L. Levy and LAC to continue their evaluation of Del Taco.

Beginning September 5, 2014, LAC began sending employees and agents into Del Taco restaurants around the country as part of its preliminary operational due diligence efforts. Over the ensuing weeks, the LAC team visited company owned and franchised stores in California, Colorado, Florida, Michigan, Nevada, and Texas.

On September 5, 2014, Mr. L. Levy arranged for a call of the board of directors in which he advised the board about Del Taco and the preliminary information that had been received and sought the board’s advice. Mr. Levy informed the board that Del Taco’s auction would likely include private equity participants, who would be able to close an acquisition more quickly than LAC because they would not need shareholder approval and would potentially not require outside financing as a condition of closing. The board agreed that Del Taco would be a viable candidate for LAC and met LAC’s investment guidelines and encouraged continued discussions.

On September 15, 2014, LAC reviewed valuation and potential transaction terms with Citigroup Global Markets Inc., its capital markets advisor.

On September 16, 2014, LAC submitted its first round non-binding Letter of Intent with a purchase price that valued Del Taco in a range of $550-$650 million on a cash-free debt-free basis. The purchase price was anticipated to be funded with a combination of debt ($195 to $325 million) and equity ($250 to $480 million).

On September 23, 2014 and September 24, 2014, Messrs. L. Levy, A. Levy, Steven C. Florsheim, Executive Vice President and Chief Acquisition Officer of LAC, and other representatives of LAC met with management of Del Taco and representatives of Piper Jaffray and GS IBD at Del Taco’s headquarters. At the meeting, management of Del Taco provided a detailed presentation on Del Taco’s history, current operations and future prospects. The meeting included a visit to Del Taco’s research and development facility at Del Taco’s headquarters as well as a visit to two company owned stores. Representatives of Piper Jaffray indicated that there were many parties, including private equity firms, which were participating in the process. LAC could not directly confirm this information but believed that it was true. Following the meeting, LAC and its representatives were given access to a confidential electronic data room containing financial and other information about Del Taco.

On or around September 24, 2014, LAC engaged Alvarez and Marsal (“A&M”), a nationally recognized financial services firm, to assist with financial and tax due diligence. Subsequently, A&M’s role was expanded to encompass diligence on human capital and insurance and insurance reserve issues.

On September 30, 2014, LAC agreed to retain Jefferies LLC (“Jefferies”) as its financial advisor for the proposed Business Combination with Del Taco. Jefferies immediately began having discussions with Del Taco’s bankers from Piper Jaffray about the potential structure for a transaction and what structural considerations would be important to the sellers.

LAC’s external counsel McDermott Will & Emery LLP, specialty real estate counsel and our general counsel Sperling & Slater, P.C. were engaged to begin legal diligence at or around the beginning of October, 2014.

From the month of October 2014 and until March 2015, LAC continued with the diligence process, internally and with its external advisors. During the October and November time period, Piper Jaffray told Jefferies and LAC’s officers that there were multiple bidders engaged in the auction process but did not provide details of the other bids or provide any way to confirm or substantiate the remarks. Piper Jaffray indicated that Del Taco would favor a two-step transaction with a rapid private closing on a portion of the Del Taco equity followed by a merger with the public company, LAC, following the necessary shareholder vote. Jefferies recommended that LAC structure its next bid to take this stated preference into account and to eliminate or reduce the advantage a private equity firm might have in its ability to close more quickly than a public company.

From October 2014 through January 2015, LAC had a series of discussions with Jefferies about the transaction terms, current market trends and valuation.

On October 23, 2014, Piper Jaffray provided LAC with an instruction letter for the submission of “final” bids in the Del Taco auction, with such bids due on November 21, 2014. On November 21, 2014, LAC submitted to Piper Jaffray and GS IBD a second non-binding Letter of Intent premised on a $485 million enterprise value for Del Taco. In this proposal, LAC anticipated that an identified equity source would provide equity capital to fund a portion of the cash consideration. The proposed purchase price was comprised of $450 million of cash and $35 million of newly issued LAC stock. Based on strategic advice received from Jefferies as to how to position its bid to compete against private equity offers that could close more quickly than a public merger, this non-binding Letter of Intent introduced the concept of a two-step process including an initial private purchase of Del Taco and a public merger thereafter. LAC did not have specific information on the identity of the other parties participating in the auction or the terms of any other party’s bid.

At meetings on November 28, 2014 and December 2, 2014, LAC representatives and representatives of the potential equity partner spoke with Del Taco’s management and Piper Jaffray to pursue further diligence. The meetings focused on the history of Del Taco, its plans for growing sales volume and total units in 2015 and 2016, and the evolution of Del Taco’s retail and marketing strategies. The meetings also included visits to multiple Del Taco restaurants.

On December 9, 2014, LAC and the potential equity partner determined that it would not be possible to reach a mutually acceptable arrangement to purchase Del Taco together and the equity partner dropped out of the process.

On December 12, 2014, LAC, Jefferies, GS IBD and Piper Jaffray had a conference call to discuss the transaction. During the call, the parties discussed various options for proceeding with an acquisition of Del Taco with reduced cash consideration. Ultimately, LAC proposed that the Levy Family and other investors to be identified would provide $100 million in equity to fund the cash portion of the consideration. The balance of the cash consideration was proposed to be funded with debt arranged by Jefferies. LAC proposed that the equity consideration would be increased to $82.6 million from $35 million. In addition, LAC proposed that the equity consideration would be paid in convertible preferred stock rather than common stock.

On December 13, 2014, Jefferies on LAC’s behalf submitted to Piper Jaffray and GS IBD comments to the purchase agreement provided in the Del Taco data room as well as drafts of proposed debt financing.

On December 19, 2014, representatives of Del Taco provided their response to LAC’s revised proposal in a telephone call. The representatives of Del Taco proposed that the transaction be structured in two steps and that, as part of the first step of the transaction, the Levy Family and other investors should pay $100 million in cash for a portion of the common stock of Del Taco upon signing of the Merger Agreement. In addition, it was suggested that Del Taco’s existing senior lenders could potentially agree to leave Del Taco’s credit facilities in place and provide the additional financing necessary to complete the transaction, providing lower cost debt and reduced financing fees as compared to LAC’s most recent proposal to Del Taco. Finally, representatives of Del Taco indicated that Del Taco shareholders would roll over a portion of their existing Del Taco common stock into common stock of LAC rather than convertible preferred stock. As a condition to proceeding with its proposal, Del Taco requested (i) that LAC agree to an enterprise valuation for Del Taco of $500 million plus fees and expenses, and (ii) that before December 25, 2014, LAC provide non-binding equity commitment letters showing indications of interest for the purchase of $100 million of Del Taco common stock upon signing of the Merger Agreement.

On December 24, 2014, LAC submitted to Del Taco non-binding indications of interest from Levy Family Partners, LLC and others to purchase $100-120 million of Del Taco common stock and requested exclusivity to complete remaining diligence.

Relationships with Del Taco

Subsequent to entering into the Merger Agreement and the execution of the Initial Investment, Lawrence Levy, Ari Levy and Steven Florsheim became directors of Del Taco and Lawrence Levy became the Chairman of the Board of Del Taco. Lawrence Levy, Ari Levy and Steven Florsheim do not receive any compensation for their service as directors of Del Taco.

Levy Family Partners, LLC, in which Lawrence Levy, Ari Levy, and Steven Florsheim have indirect financial interests, is an investor in a Del Taco stockholder. This investment had a value (inclusive of interests unrelated to Del Taco) of $533,707 at December 31, 2014. The investment is a passive, limited partnership interest in a fund over which Levy Family Partners has no control and was entered into in 2006. Following the Initial Investment, Levy Family Partners received a distribution of $52,348 from the Del Taco stockholder on account of the Initial Investment.

Other Potential Conflicts

Each of our executive officers and directors presently has, and any of them in the future may have, additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is required to present acquisition opportunities to such entity. Accordingly, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the fiduciary duties or contractual obligations of our executive officers will materially undermine our ability to complete our business combination.

In particular, all of our executive officers have fiduciary duties to Levy Family Partners and may have fiduciary duties to certain companies in which Levy Family Partners or its affiliates have invested. However, we do not expect these duties to present a significant actual conflict of interest with our search for an initial business combination because Levy Family Partners and the companies in which it or its affiliates holds investments typically invest less than $25 million, while our initial business combination must be with a company or companies whose fair market value is at least equal to 80% of the balance in the Trust Account (less the deferred underwriting commissions and taxes payable on the income earned on the Trust Account), which initially would be approximately $120,000,000. In addition, in order to minimize potential conflicts, or the appearance of conflicts, which may arise from this affiliation, Levy Family Partners has granted us a “right of first refusal” with respect to an acquisition of 50% or more of the outstanding voting securities of any company or business whose fair market value is at least equal to 80% of the balance of the Trust Account (less the deferred underwriting discounts and commissions and taxes payable) at such time, which is the minimum size of a target business for our initial business combination. Pursuant to this right of first refusal, Levy Family Partners has agreed that it will provide written notice of any investment or purchase opportunity in a company meeting these criteria to a committee of our independent directors for our review and that it will not enter into any agreement to purchase or invest in such company for 90 days once written notice has been given. This right of first refusal will expire upon the earlier of (i) our consummation of an initial business combination or (ii) 24 months after the consummation of our initial public offering, or November 19, 2015. Furthermore, we agreed that any target company with respect to which Levy Family Partners had initiated any contacts or entered into any discussions, formal or informal, or negotiations regarding such company’s acquisition prior to the completion of our initial public offering would not be a potential acquisition target for us, unless Levy Family Partners declines to pursue an investment in such company and notified us in writing. As Levy Family Partners did not identify any such target companies prior to the completion of our initial public offering, this agreement did not restrict our potential acquisition targets. Since the formation of LAC, neither Levy Family Partners nor any of its affiliates considered or consummated any transaction with any business that met LAC’s criteria for a potential business combination. More specifically, during this time period, neither LFP nor its affiliates have purchased a controlling interest in any existing business nor made a proposal to do so.

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